Exhibit 4.2

Promissory Note

Basic Information

Date: October 10, 2018

Borrower: GEX Management Inc.

Borrower’s Mailing Address: 12001 N. Central Expressway, Dallas, Texas 75243

Lender: Setco International Forwarding Corporation, a Texas corporation

Place for Payment: 12409 Jupiter Road, Dallas, Dallas County, Texas 75218

Principal Amount: $4,875,000.00

Annual Interest Rate: 15% per annum

Maturity Date: April 10, 2019

Annual Interest Rate on Matured, Unpaid Amounts: 18%

Terms of Payment (principal and interest): The Principal Amount is due and payable on or before April 10, 2019.

Security for Payment: This note is secured by a deed of trust of even date from Borrower to Erika Knapstein, trustee, which covers the real property described on Exhibit A attached hereto.

This Note is to evidence in part consideration of the Borrower to Lender relating to the sale of the real estate described on Exhibit A on September 28, 2018, and it is an obligation, independent of and in addition to, the Other Debt described in the Deed of Trust of even date. By execution of this Note, Borrower represents, warrants and confirms that it has received valuable consideration for the obligations evidenced in this Note and the Deed of Trust which secures the other Note.

Promise to Pay

Borrower promises to pay to the order of Lender the Principal Amount plus interest at the Annual Interest Rate. This note is payable at the Place for Payment and according to the Terms of Payment. All unpaid amounts are due by the Maturity Date. If any amount is not paid either when due under the Terms of Payment or on acceleration of maturity, Borrower promises to pay any unpaid amount plus interest from the date the payment was due to the date of payment at the Annual Interest Rate on Matured, Unpaid Amounts.

Defaults and Remedies

A default exists under this note if (1) Borrower defaults in the payment of this note or in the performance of any obligation in any instrument securing or collateral to this note beyond any applicable notice, cure or grace period, (2) Borrower fails to timely pay or perform any obligation or covenant in any written agreement between Lender and Borrower; (3) any representation in this note or in any other written agreement between Lender and Borrower is materially false when made; (4) a receiver is appointed for Borrower; (5) a bankruptcy or insolvency proceeding is commenced by Borrower; (6) (a) a bankruptcy or insolvency proceeding is commenced against Borrower or a receiver is appointed for Borrower, or any property on which a lien or security interest is created as security (the “Collateral Security”) for any part of this note, and (b) the proceeding continues without dismissal for ninety days, the party against whom the proceeding is commenced admits the material allegations of the petition against it, or an order for relief is entered; or (7) Borrower is terminated, begins to wind up its affairs, or is authorized to terminate or wind up its affairs by its governing body or persons, or any event occurs or condition exists that permits the termination or winding up of the affairs of Borrower, any Collateral Security is assigned for the benefit of creditors, and any Collateral Security is impaired by loss, theft, damage, levy and execution, issuance of an official writ or order of seizure, or destruction, except as provided in the deed of trust..

Upon the occurrence of a default under this note, Lender may declare the unpaid principal balance, earned interest, and any other amounts owed on the note immediately due, and may exercise all other rights and remedies available at law or in equity.

Waivers

Borrower waives, to the extent permitted by law, all (1) demand for payment, (2) presentation for payment, (3) notice of intention to accelerate maturity, (4) notice of acceleration of maturity, (5) protest, and (6) notice of protest.

Attorney’s Fees

Borrower also promises to pay reasonable attorney’s fees and court and other costs if an attorney is retained to collect or enforce the note and Lender is the prevailing party in such action. These expenses will bear interest from the date of advance at the Annual Interest Rate on Matured, Unpaid Amounts. Borrower will pay Lender these expenses and interest on demand at the Place for Payment. These expenses and interest will become part of the debt evidenced by the note and will be secured by any security for payment.

Usury Savings

Interest on the debt evidenced by this note will not exceed the maximum rate or amount of nonusurious interest that may be contracted for, taken, reserved, charged, or received under law. Any interest in excess of that maximum amount will be credited on the Principal Amount or, if the Principal Amount has been paid, refunded. On any acceleration or required or permitted prepayment, any excess interest will be canceled automatically as of the acceleration or prepayment or, if the excess interest has already been paid, credited on the Principal Amount or, if the Principal Amount has been paid, refunded. This provision overrides any conflicting provisions in this note and all other instruments concerning the debt.

Other Clauses

Each Borrower is responsible for all obligations represented by this Note and the other instruments securing this Note.

When the context requires, singular nouns and pronouns include the plural.

Borrower:

GEX MANAGEMENT INC.

By: /s/ Joshua Rebecca
Name:  Joshua Rebecca

Its: Authorized Signatory

EXHIBIT A

Being a 16.84 acre tract of land situated in the Soloman Dixon Survey, Abstract No. 408, Dallas County, Texas, same being that tract of land conveyed to Setco International Forwarding Corporation by deed recorded in Volume 95082, Page 2151, Deed Records, Dallas County, Texas and being more particularly described bny metes and bounds as follows:

BEGINNING at a 1/2 inch iron rod found for corner, said corner being the most westerly Northwest corner of that tract of land conveyed to Dallas Power & Light Company by deed recorded in Volume 710, Page 1510, Deed Records, Dallas County, Texas, and the Southeast corner of that tract of land conveyed to Perimeter Investments One Limited Partnership, a Texas limited partnership (Tract Two), by deed recorded in Volume 98033, Page 1611, Deed Records, Dallas County, Texas;

THENCE North 00 degrees 25 minutes 00 seconds East, along the East line of said Perimeter Investments One Limited Partnership tract, a distance of 1181.36 feet to a 1/2 inch iron rod found for corner, said corner being the Northeast corner of said Perimeter Investments One Limited Partnership tract and the most westerly Southwest corner of that tract of land conveyed to Dallas Power & Light Company by deed recorded in Volume 5509, Page 446. Deed Records, Dallas County, Texas;

THENCE South 53 degrees 10 minutes 07 seconds East, along the Southwest line of said Dallas Power & Light Company (5509/446 tract, a distance of 928.84 feet to a 1/2 inch iron rod found for corner, said corner being the most easterly Northwest corner of said Dallas Power & Light Company (710/1510) tract;

THENCE South 16 degrees 24 minutes 54 seconds East, along a Southwest line of said Dallas Power & Light Company (710/1510) tract, a distance of 650.38 feet to a 1/2 inch iron rod found for corner;

THENCE South 89 degrees 57 minutes 35 seconds West, along the most southerly North line of said Dallas Power & Light Company (710/1510) tract, a distance of 935.83 feet to the POINT OF BEGINNING and containing 733,494 square feet or 16.84 acres of land.